FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2004

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X..... Form 40-F...............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..........        No......X.......

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2004	TM GROUP HOLDINGS PLC

	By:	/s/ RUSSELL COX
Russell Cox
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Announcement re: Acquisition of Dillons Stores Limited	4

RELEASE

TM GROUP HOLDINGS PLC

On 21 August 2004, Forbuoys Limited, a subsidiary of TM Group Holdings plc, acquired the entire share capital of Dillons Stores Limited (Dillons) from a subsidiary of Tesco plc.

Dillons operates 181 newsagent locations in the UK similar in operation to those within the existing TM Retail estate.

On a debt and cash free basis, the consideration was £8.3m excluding stock. Trade creditors of the company are not being assumed. This consideration is payable in part on completion. Stock will be purchased at a value to be determined by the completion stock counts, estimated to be between £4m to £5m. The transaction will be funded from the cash resources of the group.

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 376332

e-mail: tmgh@tmgh.com